ARS

TANDY·BRANDS ACCESSORIES, INC.

ANNUAL REPORT 2003



P.E. 6/30/03

SEP 17 2003

Persistence...

0-18927

Financial Highlights

TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
(Dollars in thousands, except per share amounts)

	2003	2002	2001
Total Revenues	**$ 224,487**	$ 205,769	$ 195,793
Gross Margin	**78,088**	72,063	65,761
Operating Income	**15,371**	13,385	10,785
Net Income (1)	**7,136**	6,293	4,440
Diluted Earnings Per Share	**1.18**	1.08	.79
Working Capital	**89,131**	78,217	86,383
Total Assets	**146,530**	132,778	136,984
Stockholders' Equity	**90,054**	80,664	74,135
Book Value Per Share	**14.96**	13.67	12.60

(1) Fiscal 2003 net income includes cumulative effect of accounting change for SFAS No. 142 of ($581), or ($.10) per diluted share.


TOTAL REVENUES
$ 230
220
210
200
190
180
2001
2002
2003
(In Millions)


OPERATING INCOME
$ 20
15
10
5
0
2001
2002
2003
(In Millions)


EARNINGS PER DILUTED SHARE
$1.20
1.00
0.80
0.60
0.40
0.20
0
2001
2002
2003


BOOK VALUE PER SHARE
$ 15.00
14.00
13.00
12.00
11.00
2001
2002
2003

FISCAL 2003 PRODUCT LINE SALES
(as a percent of net sales)


Handbags 9.7%
Cold Weather 2.8%
Other 6.1%
Socks 8.5%
Small Leather Goods 19.8%
Belts 53.1%

1991 Randy Lockard
Maurice Lynch

1992 Don Hinton
Roger Tully

1993 Larry Brandt
Art Skach
Mike Vaughn

1994 Brian Hannigan
Kim Jones

1995 Gary Glick
Ken Leakey

1996 Jill Alfano
Harvey Shaps
Dick Silberlust

1997 Beverly Bassett
Randall Hensley
Britt Jenkins*
John Maloney
David Wagner

1998 Steve Burke
Rosie Iglesias
Jerry Wood

1999 None

2000 Alex All
Kent Astle
Marty Jelacich
Steve Laux
Caroline Lecher
Margie McLeod
Donna Meskauskas
Jessica Salinas
Chris Sefton

2001 Albert Angel
Richard Brown
Ann Golden
Jeff Karwich
Marvin Kremling
Shirley Lybrand

2002 Diane Hambly
Lisa Harrell
Dennis Heidaker
Michelle Lopez
Margo Mason
Nancy Milford
Perry Nelson
Ralph Ryman
Doug Shea

* Awarded by Tandy Brands Accessories Associates


TANDY·BRANDS ACCESSORIES, INC.
PERSISTENCE AWARD
Where Pride In Workmanship Is An Honored Tradition

Persistence Award

Persistence more than any other characteristic has led to the success of Tandy Brands Accessories, Inc. It is a trait that we encourage and have integrated into our company culture. Persistence makes us successful in all aspects of our business: it provides the determination to break through to a once-thought impossible sale; it turns on a creative light for a new product design; it formulates the vision to serve our customers in a better way; and it produces the determination to manufacture exceptional quality products every day.

Initiated in 1991 by Tandy Brands Accessories Inc.'s President and CEO, J.S.B. Jenkins, the Tandy Brands Persistence Award is an annual award that recognizes associates who achieve excellence through persistence in a variety of ways throughout the company. Since its inception, we have had 46 award recipients who reflect the best of Tandy Brands Accessories.

An ancient Chinese proverb asserts, "*Persistence furthers all.*" We trust you will see the results of our persistence throughout this annual report.


TANDY·BRANDS
ACCESSORIES, INC.

furthers all...

people...

products...

performance...

DOCKERS

WOOLRICH

JONES NEW YORK

ROLFS

Designed *and* Crafted *for* Life

haggar.

PERRY ELLIS AMERICA

Levi's

Canterbury

PRINCESS GARDNER

Tandy Brands Accessories, Inc. (TBAC) is a leading international designer, manufacturer and marketer of fashion accessories for men, women and children. We currently have over 1,100 employees throughout the United States, Canada and China.

While Tandy Brands prides itself on its US and Canadian production, we also source a variety of high quality fashion accessories from factories around the world. Our primary product categories include men's and boys' belts, men's personal leather goods, women's belts, women's personal leather goods, women's handbags, women's accessories and children's accessories.

Tandy Brands' fashion accessories are distributed through a variety of retail stores, including department stores, national chains, mass merchants and specialty stores. We produce fashion accessories using a broad portfolio of owned and licensed brand names including Dockers®, Levi's®, Jones New York®, Perry Ellis Portfolio®, Perry Ellis America®, Woolrich®, Haggar®, Amity®, Canterbury®, Princess Gardner®, Accessory Design Group® and Rolfs®.

TANDY·BRANDS ACCESSORIES, INC.

Chairman and President's Letter

Dear Shareholders:

In a year where many companies were lowering expectations, Tandy Brands Accessories persisted to achieve its strategic and financial goals, continuing its history of steady growth in sales. We feel it is a privilege to represent our associates and their efforts as we report on the highlights of this year.

Outstanding People
It is difficult to sum up in a few words the enthusiasm and commitment of the over 1,100 Tandy Brands associates. These dedicated associates, working in all aspects of our business from sales to shipping, from product design to product manufacture and all the important jobs in between, make the company's success and growth a reality. Our success and the enthusiasm which we all feel about our products have allowed us to build a team of high caliber people who continue to create, produce and sell tomorrow's line of exciting fashion accessories.



Pick-to-light distribution system

Superior Product
This year we launched new product lines, expanded existing lines and continued to invest in equipment and technology which support our production and distribution facilities. We are extremely excited about our growing licensing relationship with Levi Strauss & Co. Following our successful launch of Dockers® and Levi's® women's accessories last year, we were able to obtain the license from Levi Strauss & Co. to produce the new Dockers® cold weather accessories line which will ship in fiscal 2004. This new business will help pave the way for additional sales growth.

We constantly invest and innovate to make sure our product and service remain the best. We continue to invest in our distribution centers and to enhance our ability to ship our products and to service our customers more efficiently. This year we invested in new pick-to-light distribution systems which will increase our picking speed and pick accuracy, while lowering our cost of picking our customers' orders. This is another example of persistence paying off in our operations centers–building added value for our customers and the company through improved distribution methods.



Product innovation is important in providing market leadership and newness in each of our product lines. Stretch leather belts, a wallet with a prepaid phone card and "initialed" leather goods for women all are new products introduced in this last year. We continued to design distinctive point-of-sale packaging as reflected by our very successful men's wood valet packaging for a collection of our men's belts and wallets. Product innovation and distinctive point-of-sale packaging have allowed us to maximize the price/value relationship of our products for our consumers, all of which results in increased sales at retail.

Award Winning Performance
While the year continued to be difficult in our industry, Tandy Brands' sales and net income both increased. Our performance was enhanced by this year's exciting women's fashion accessory trends which increased our sales both in mass merchant accessories as well as our branded women's handbags, belts and personal leather goods. This success is a reflection of determination and perseverance by all of our associates both in achieving sales increases and being aggressive in our cost management.

We are happy to report that during the fiscal year 2003, the retail community recognized our superior product and service by awarding the company with several prestigious awards. JCPenney recognized us as the "Merchandise Manager Accessories Supplier of the Year." For the third year in a row, Target named our Accessory Design Group as its "Vendor of the Year in Hosiery." Target also awarded


JCPenney Corporation, Inc.
2002
PRESENTED TO
TANDY BRANDS ACCESSORIES

Accessory Design Group as the "Vendor of the Year for Operations Performance." Additionally, we were awarded "Supplier of the Quarter" twice by Wal-Mart for our performance in boys' and women's accessories. We are very proud of these and other awards that reflect the quality our clients have come to expect from Tandy Brands. *As you can see, it truly was an award-winning year!*

Expectations for 2004

We are beginning the year with excellent news for our shareholders by declaring the company's first quarterly dividend. The dividend of $0.025 per share will be payable to shareholders of record as of September 30, 2003, and will be paid on October 21, 2003. We are pleased to be able to return a portion of profits to shareholders through a dividend and believe this demonstrates our confidence in the company's continued financial strength.


TARGET
2002
Vendor Award of Excellence
ACCESSORY DESIGN GROUP

Although we expect the retail economy to remain very challenging, we look forward to continuing our current sales momentum into fiscal 2004, driven primarily by the power of our portfolio of brands. We believe that our product lines are well positioned to capitalize on current retail trends and we are enthusiastic about several new growth initiatives for the coming year.

We want to express our appreciation to our fellow directors for their insight and strategic vision and guidance over the last year. We have great people and great products which, as we work with persistence, will result in great performance that benefits our shareholders, our customers and our associates.

We thank all of you for your continued support.

James F. Gaertner *(left)*
Chairman of the Board

J.S.B. Jenkins *(right)*
President and Chief Executive Officer



DOCKERS®

Classic, casual American style is revealed in our Dockers® line that bears exceptional comfort and value.









Our Levi's® line is in step with
a cool and easy lifestyle.

ROLFS®

Designed *and* Crafted *for* Life



Our Rolfs® line continues the tradition of rich style, high value and quality fashion merchandise.




JONES

JONES NEW YORK®



Rich, sophisticated leathers reflect superior craftsmanship in our Jones New York® belt and small leather goods line.

ACCESSORY
DESIGN GROUP

Coordinated fashion fun is swirling to life in our colorful cold weather accessories line created for the young and young-at-heart.





Consolidated Statements of Income

TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
(Dollars in thousands, except per share amounts)

	Year Ended June 30,		
	2003	2002	2001
Net sales	**$ 224,487**	$ 205,769	$ 195,793
Cost of goods sold	**146,399**	133,706	130,032
Gross margin	**78,088**	72,063	65,761
Selling, general and administrative expenses	**58,450**	53,297	49,752
Depreciation and amortization	**4,267**	5,381	5,224
Total operating expenses	**62,717**	58,678	54,976
Operating income	**15,371**	13,385	10,785
Interest expense	**(2,833)**	(3,152)	(3,584)
Royalty and other income	**101**	70	63
Income before provision for income taxes and cumulative effect of accounting change	**12,639**	10,303	7,264
Provision for income taxes	**4,922**	4,010	2,824
Net income before cumulative effect of accounting change	**7,717**	6,293	4,440
Cumulative effect of accounting change for SFAS No.142, net of income taxes of $369,000	**(581)**	-	-
Net income	**$ 7,136**	$ 6,293	$ 4,440
Earnings per common share:			
Before cumulative effect of accounting change	**$ 1.30**	$ 1.09	$ .79
Cumulative effect of accounting change	**(.10)**	-	-
	$ 1.20	$ 1.09	$ .79
Earnings per common share–assuming dilution:			
Before cumulative effect of accounting change	**$ 1.28**	$ 1.08	$ .79
Cumulative effect of accounting change	**(.10)**	-	-
	$ 1.18	$ 1.08	$ .79
Common shares outstanding	**5,952**	5,779	5,605
Common shares outstanding–assuming dilution	**6,046**	5,833	5,609

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
(Dollars In thousands)

	June 30,	
Assets	**2003**	2002
Current assets:		
Cash and cash equivalents	**$ 3,814**	$ 6,506
Accounts receivable, net of allowances of $1,745 and $1,707	**41,672**	33,699
Inventories	**62,156**	52,818
Deferred income taxes	**4,757**	3,547
Other current assets	**1,250**	1,259
Total current assets	**113,649**	97,829
Property, plant and equipment, at cost:		
Buildings	**7,925**	7,860
Leasehold improvements	**1,560**	1,624
Machinery and equipment	**22,400**	19,957
	31,885	29,441
Accumulated depreciation	**(17,261)**	(14,373)
Net property, plant and equipment	**14,624**	15,068
Other assets:		
Goodwill, net of accumulated amortization of $7,143	**11,641**	12,467
Other intangibles, net of accumulated amortization of $3,874 and $3,371	**4,900**	5,403
Other noncurrent assets	**1,716**	2,011
Total other noncurrent assets	**18,257**	19,881
	$ 146,530	$ 132,778

Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	**$ 14,522**	$ 12,755
Accrued payroll and bonuses	**4,193**	3,049
Accrued expenses	**5,803**	3,808
Total current liabilities	**24,518**	19,612
Other liabilities:		
Notes payable	**30,000**	30,000
Deferred income taxes	**1,776**	648
Other noncurrent liabilities	**182**	1,854
Total other liabilities	**31,958**	32,502
Commitments (Note 7)		
Stockholders' equity:		
Preferred stock, $1 par value; 1,000,000 shares authorized; none issued	**-**	-
Common stock, $1 par value; 10,000,000 shares authorized; 6,019,286 shares and 5,899,173 shares issued and outstanding as of June 30, 2003 and 2002, respectively	**6,019**	5,899
Additional paid in capital	**23,802**	22,690
Retained earnings	**61,429**	54,293
Cumulative other comprehensive income	**(1,196)**	(1,706)
Treasury stock, at cost (66,260 shares at June 30, 2002)	**-**	(512)
Total stockholders' equity	**90,054**	80,664
	$ 146,530	$ 132,778

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
(Dollars in thousands)

	2003	2002	2001
Cash flows from operating activities:			
Net income	**$ 7,136**	$ 6,293	$ 4,440
Adjustments to reconcile net income to net cash provided by (used for) operating activities:			
Depreciation	**3,677**	3,774	3,842
Amortization	**503**	1,523	1,443
Amortization of debt origination costs	**269**	219	-
Deferred taxes	**(95)**	(388)	(360)
Cumulative effect of accounting change, net of tax	**581**	-	-
Other	**100**	(674)	(385)
Change in assets and liabilities, net of effects from acquisition:			
Accounts receivable	**(7,973)**	996	(2,291)
Inventories	**(9,338)**	9,761	(3,737)
Other assets	**(122)**	(548)	(1,734)
Accounts payable	**1,767**	3,347	1,962
Accrued expenses	**1,503**	1,963	(156)
Net cash provided by (used for) operating activities	**(1,992)**	26,266	3,024
Cash flows from investing activities:			
Purchases of property and equipment	**(2,444)**	(2,716)	(3,484)
Purchase of assets of AA&E Leathercraft, Inc.	**-**	(995)	-
Acquisition of Stagg Industries, Inc.	**-**	-	(2,794)
Purchase of assets of Torel, Inc.	**-**	-	(558)
Net cash used for investing activities	**(2,444)**	(3,711)	(6,836)
Cash flows from financing activities:			
Sale of stock to stock purchase program	**1,381**	1,131	1,222
Exercise of employee stock options	**363**	141	128
Purchase of treasury stock	**-**	-	(1,641)
Proceeds from borrowings	**66,145**	65,432	128,971
Payments under borrowings	**(66,145)**	(82,832)	(125,450)
Net cash provided by (used for) financing activities	**1,744**	(16,128)	3,230
Net increase (decrease) in cash and cash equivalents	**(2,692)**	6,427	(582)
Cash and cash equivalents at beginning of period	**6,506**	79	661
Cash and cash equivalents at end of period	**$ 3,814**	$ 6,506	$ 79
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	**$ 2,560**	$ 2,720	$ 3,828
Income taxes	**4,662**	3,602	3,304

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity

TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
(Dollars In thousands)

	Common Stock		Additional Paid In Capital	Retained Earnings	Cumulative Other Comprehensive Income	Treasury Stock		Total Stockholders' Equity
	Shares	Amount				Shares	Amount	
Balance at June 30, 2000	5,808,968	$ 5,809	$ 22,426	$ 43,560	$ (479)	(156,092)	$ (1,442)	$ 69,874
Comprehensive income:								
Net income	-	-	-	4,440	-	-	-	4,440
Other comprehensive income, net of tax:								
Currency translation adjustments	-	-	-	-	(182)	-	-	(182)
Cumulative effect of change in accounting principle–fair value of interest rate swap	-	-	-	-	308	-	-	308
Fair value of interest rate swap	-	-	-	-	(317)	-	-	(317)
Comprehensive income								4,249
Sale of stock to the Tandy Brands Accessories, Inc. Stock Purchase Program	-	-	(211)	-	-	176,888	1,433	1,222
Sale of unissued common stock to employees for exercise of stock options	19,791	20	108	-	-	-	-	128
Issuance of stock pursuant to the purchase of assets of Torel, Inc.	54,167	54	249	-	-	-	-	303
Purchase of treasury stock	-	-	-	-	-	(232,807)	(1,641)	(1,641)
Balance at June 30, 2001	5,882,926	5,883	22,572	48,000	(670)	(212,011)	(1,650)	74,135
Comprehensive income:								
Net income	-	-	-	6,293	-	-	-	6,293
Other comprehensive income, net of tax:								
Currency translation adjustments	-	-	-	-	5	-	-	5
Fair value of interest rate swap	-	-	-	-	(1,041)	-	-	(1,041)
Comprehensive income								5,257
Sale of stock to the Tandy Brands Accessories, Inc. Stock Purchase Program	-	-	(7)	-	-	145,751	1,138	1,131
Sale of unissued common stock to employees for exercise of stock options	12,958	13	101	-	-	-	-	114
Sale of unissued common stock to directors for exercise of stock options	3,289	3	24	-	-	-	-	27
Balance at June 30, 2002	5,899,173	5,899	22,690	54,293	(1,706)	(66,260)	(512)	80,664
Comprehensive income:								
Net income	-	-	-	7,136	-	-	-	7,136
Other comprehensive income, net of tax:								
Currency translation adjustments	-	-	-	-	488	-	-	488
Fair value of interest rate swap	-	-	-	-	22	-	-	22
Comprehensive income								7,646
Sale of stock to the Tandy Brands Accessories, Inc. Stock Purchase Program	72,941	73	796	-	-	66,260	512	1,381
Sale of unissued common stock to employees for exercise of stock options	44,587	44	298	-	-	-	-	342
Sale of unissued common stock to directors for exercise of stock options	2,585	3	18	-	-	-	-	21
Balance at June 30, 2003	6,019,286	$ 6,019	$ 23,802	$ 61,429	$ (1,196)	-	$ -	$ 90,054

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company and Basis of Presentation

Tandy Brands Accessories, Inc. (the "Company") designs, manufactures and markets fine leather goods, handbags and fashion accessories for men, women and children. We sell our products through all major retail distribution channels throughout the United States and Canada, including mass merchants, national chain stores, department stores, men's and women's specialty stores, catalogs, grocery stores, drug stores, golf pro shops, sporting goods stores and the retail exchange operations of the United States military.

The preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States requires the use of estimates that affect the reported value of assets, liabilities, revenues and expenses. These estimates are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for our conclusions. We continually evaluate the information used to make these estimates as the business and economic environment changes. Actual results may differ from these estimates under different assumptions or conditions.

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated in consolidation.

Reclassifications

Certain prior year amounts have been reclassified to conform to the fiscal 2003 presentation. These reclassifications had no effect on net income, total assets, total liabilities or shareholders' equity as previously reported.

Cash and Cash Equivalents

We consider cash on hand, deposits in banks and short-term investments with original maturities of less than three months as cash and cash equivalents.

Inventories

Inventories are stated at the lower of cost (principally standard cost, which approximates actual cost on a first-in, first-out basis) or market. Cost includes materials, direct and indirect labor and factory overhead. Market, with respect to raw materials, is replacement cost; and for work-in-process and finished goods, it is net realizable value.

Inventories consist of the following:

	June 30, 2003	2002
Raw materials	**$ 4,789,000**	$ 3,980,000
Work-in-process	**1,032,000**	977,000
Finished goods	**56,335,000**	47,861,000
	$ 62,156,000	$ 52,818,000

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated at the following rates using the straight-line method:

Buildings	3%
Leasehold improvements	The lesser of the life of the lease or asset
Machinery and equipment	10% to 33 1/3%

Maintenance and repairs are charged to expense as incurred. Renewals and betterments which materially prolong the useful lives of the assets are capitalized. The cost and the related accumulated depreciation of property retired or sold are removed from the accounts, and gains or losses from retirements and sales are recognized in the consolidated statements of income.

Impairment of Long-Lived Assets

We review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset is impaired. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated fair value, based on future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Values of Financial Instruments

Our financial instruments consist primarily of cash, trade receivables, trade payables, debt instruments and interest rate swaps. The carrying values of cash, trade receivables and trade payables are considered to be representative of their respective fair values. The potential impact of market conditions on the fair value of our indebtedness is not expected to be material. Given that such lines of credit bear interest at floating market interest rates, the fair value of amounts borrowed approximates carrying value. See Note 5 for information regarding our interest rate swap agreement.

Goodwill and Other Intangibles

Effective July 1, 2002, we adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." This Statement changed the accounting for goodwill and indefinite-lived intangible assets from an amortization approach to an impairment-only approach. During the first quarter of fiscal 2003, we recorded a transitional goodwill impairment charge of $950,000 ($581,000, net of tax), presented as a cumulative effect of an accounting change. The charge related to our women's accessories segment of products. Prior to the adoption of SFAS No. 142, we amortized goodwill and other intangible assets using the straight-line method over their estimated useful lives which range from three to forty years. We continue to amortize finite-lived intangibles, primarily trade names, over their useful lives. (See Note 8.)

Foreign Currency Translation

The functional currency for our Canadian subsidiary is the Canadian Dollar. The assets and liabilities of the subsidiary are translated into U.S. dollars at the exchange rates in effect at each balance sheet date, and resulting translation gains or losses are accumulated in other comprehensive income (loss) as a separate component of stockholders' equity. Revenue and expenses are translated at the monthly average exchange rates occurring during each year. Cumulative other comprehensive income included currency translation adjustments of ($177,000), ($665,000) and ($661,000) at June 30, 2003, 2002 and 2001, respectively.

Revenues

We recognize revenue when merchandise is shipped to customers and title to the goods has passed from us to the customer. Sales returns and allowances are recorded at the time we can reasonably estimate the amounts.

We perform periodic credit evaluations of our customers' financial conditions and reserve against accounts deemed uncollectible based upon historical losses and customer specific events. After all collection efforts are exhausted and the account is deemed uncollectible, it is written off against the reserve for doubtful accounts. Credit losses have historically been within management's expectations and we generally do not require collateral.

Major Customers

Consolidated net sales to Wal-Mart accounted for approximately 36%, 39% and 38% of our sales in fiscal 2003, 2002 and 2001, respectively. Both men's and women's accessories sales include revenues from Wal-Mart. Additionally, consolidated net sales to Target accounted for approximately 15%, 13% and 10% of our sales in fiscal 2003, 2002 and 2001, respectively. Women's accessories sales include revenues from Target. (See Note 12.) No other customers accounted for 10% or more of total revenues.

Advertising Costs

We expense advertising costs as they are incurred. Advertising costs were $2,079,000, $2,224,000 and $1,758,000 in fiscal 2003, 2002 and 2001, respectively, consisting primarily of shows and conventions as well as display and print advertising.

Stock-Based Compensation

We may, with the approval of our Board of Directors, grant stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. We account for stock option grants using the intrinsic value method in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, we recognize no compensation expense for the stock option grants. The following table reflects the impact on net income if we had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation for fiscal 2003, 2002 and 2001:

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	2003	2002	2001
Net income:			
As reported	**$ 7,136**	$ 6,293	$ 4,440
Deduct: stock-based employee compensation cost, net of related tax effects, that would have been included in the determination of net income if the fair value-based method had been applied to all awards	**(496)**	(562)	(725)
Pro forma	**$ 6,640**	$ 5,731	$ 3,715
Earnings per share:			
As reported	**$ 1.20**	$ 1.09	$ 0.79
Pro forma	**$ 1.12**	$ 0.99	$ 0.66
Earnings per share – assuming dilution:			
As reported	**$ 1.18**	$ 1.08	$ 0.79
Pro forma	**$ 1.10**	$ 0.98	$ 0.66

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, "Accounting for Stock-Based Compensation," and has been determined as if we had accounted for our stock options under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for fiscal 2003, 2002 and 2001: dividend yield of 0.0%; expected volatility of 0.270%, 0.334% and 0.356% for fiscal 2003, 2002 and 2001, respectively; a risk-free interest rate of 5.25%, 6.50% and 6.69% for fiscal 2003, 2002 and 2001, respectively; and an expected holding period of seven years. Using these assumptions for the options granted during fiscal 2003, 2002 and 2001, the weighted-average grant date fair value of such options was $4.76, $2.76 and $4.36, respectively.

The Black-Scholes valuation models are used in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility and the average life of options. Because our stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our stock options.

Derivative Instruments and Hedging Activities

In June 1998, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its amendments, Statements 137 and 138, in June 1999 and June 2000, respectively. SFAS No. 133 requires us to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The adoption of SFAS No. 133, as amended on July 1, 2000, resulted in the cumulative effect of an accounting change, net of tax, of approximately $308,000 in other comprehensive income. Our risk management policy as it relates to derivative investments is to mitigate, subject to market conditions, against interest rate risk. We do not enter into any derivative investments for the purpose of speculative investment. Our overall risk management philosophy is reevaluated as business conditions change.

Impact of Recently Issued Accounting Standards

Effective July 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets." Please refer to Note 8 for information regarding goodwill and other intangible assets and the impact the adoption of this Statement had on our consolidated financial statements.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities, such as restructurings, terminating employees involuntarily and consolidating facilities. SFAS No. 146 is effective for exit and disposal activities that are initiated after December 31, 2002. We adopted SFAS No. 146 during the quarter ended March 31, 2003. The adoption of this Statement did not have a material effect on our consolidated financial position or statements of income, stockholders' equity and cash flows.

In November 2002, the FASB issued Financial Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires certain guarantees to be recorded at fair value and requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote. Generally, FIN 45 applies to certain types of financial guarantees that contingently require the guarantor to make payments to the guaranteed

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

party based on changes in an underlying asset, liability or an equity security of the guaranteed party; performance guarantees involving contracts which require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an obligating agreement; indemnification agreements that contingently require the guarantor to make payments to an indemnified party based on changes in an underlying asset, liability or an equity security of the indemnified party; or indirect guarantees of the indebtedness of others. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Disclosure requirements under FIN 45 are effective for financial statements ending after December 15, 2002, and are applicable to all guarantees issued by the guarantor subject to FIN 45's scope, including guarantees issued prior to FIN 45. We adopted FIN 45 during the quarter ended March 31, 2003. The adoption of FIN 45 did not have a material effect on our consolidated financial position or statements of income, stockholders' equity and cash flows.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation. This Statement also amends disclosure provisions to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. We do not currently plan to adopt the fair value method; however, we did adopt the disclosure provisions of SFAS No. 148, which became effective for financial statements for fiscal years ending after December 15, 2002.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN 46 addresses consolidation by business enterprises of variable interest entities with certain defined characteristics. This interpretation applies to the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest created or obtained before February 1, 2003. For variable interest entities created or obtained after January 31, 2003, the consolidation requirement provisions of FIN 46 shall be applied immediately. We do not have variable interest entities that would be subject to the consolidation provisions of FIN 46 and, accordingly, FIN 46 will not have an impact on our consolidated financial position or statements of income, stockholders' equity and cash flows.

NOTE 2 – ACQUISITIONS

On January 18, 2001, we acquired all of the outstanding common stock of Stagg Industries, Inc. ("Stagg") for approximately $2,750,000 in cash plus contingent consideration of up to $250,000. The cash purchase price was provided by drawing on existing bank lines. In conjunction with the purchase, we assumed certain liabilities of which $2,804,000 in bank indebtedness was immediately retired. Stagg is a distributor and marketer of men's and children's belts, neckwear, small leather goods and other accessories to various department stores and specialty retailers. We combined Stagg with existing product offerings in our men's accessories segment. (See Note 12.) We used the purchase method of accounting for this acquisition which resulted in goodwill of approximately $2,770,000. Other intangibles related to the consideration given for non-compete agreements of approximately $250,000 are being amortized over 3 years. The pro forma effects of this acquisition are not material.

On April 17, 2001, we acquired certain assets of Torel, Inc. ("Torel") for an aggregate purchase price of $861,000, including acquisition-related costs. The assets included, but were not limited to, wholesale accounts receivable, wholesale inventory, certain machinery and equipment, and a 76,000 square foot building located in Yoakum, Texas. The purchase price was comprised of $558,000 in cash and 54,167 shares of our common stock valued at $303,000. Torel is a manufacturer and distributor of men's belts and sporting goods accessories. We combined Torel with existing product offerings in our men's accessories segment. (See Note 12.) We used the purchase method of accounting for this acquisition and the resultant intangibles related to the consideration given for non-compete agreements of approximately $100,000 are being amortized over 7 years. The pro forma effects of this acquisition are not material.

On April 12, 2002, we acquired certain assets of AA&E Leathercraft, Inc. ("AA&E") for approximately $995,000 in cash. The cash purchase price was provided by drawing on our existing credit facility. The assets included, but were not limited to, wholesale accounts receivable, wholesale inventory, certain machinery and equipment, and a 10,000 square foot building located in Yoakum, Texas. AA&E is a manufacturer and distributor of leather sporting goods accessories. We combined AA&E with existing product offerings in our men's accessories segment. (See Note 12.) We used the purchase method of accounting for this acquisition which resulted in goodwill of approximately $164,000. Other intangibles related to the consideration given for non-compete agreements of approximately $75,000 are being amortized over 7 years. The pro forma effects of this acquisition are not material.

NOTE 3 – EARNINGS PER SHARE

The following sets forth the computation of basic and diluted earnings per share (in thousands, except per share amounts):

	Year Ended June 30,		
	2003	2002	2001
Numerator for basic and diluted earnings per share:			
Net income before cumulative effect of accounting change	**$ 7,717**	$ 6,293	$ 4,440
Cumulative effect of accounting change for SFAS No. 142, net of income taxes	**(581)**	-	-
Net income	**$ 7,136**	$ 6,293	$ 4,440
Denominator:			
Weighted-average shares outstanding	**5,934**	5,765	5,592
Contingently issuable shares	**18**	14	13
Denominator for basic earnings per share–weighted-average shares	**5,952**	5,779	5,605
Effect of dilutive securities:			
Employee stock options	**78**	46	3
Director stock options	**16**	8	1
Dilutive potential common shares	**94**	54	4
Denominator for earnings per share assuming dilution–adjusted weighted-average shares	**6,046**	5,833	5,609
Earnings per share:			
Before cumulative effect of accounting change	**$ 1.30**	$ 1.09	$ .79
Cumulative effect of accounting change	**(.10)**	-	-
	$ 1.20	$ 1.09	$ .79
Earnings per share–assuming dilution:			
Before cumulative effect of accounting change	**$ 1.28**	$ 1.08	$ .79
Cumulative effect of accounting change	**(.10)**	-	-
	$ 1.18	$ 1.08	$ .79

Options to purchase approximately 535,000 shares of common stock at prices ranging from $11.67–$19.75 per share were outstanding during fiscal year 2003 but were not included in the computation of earnings per share–assuming dilution because the options' exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

NOTE 4 – STOCK REPURCHASE PROGRAM

On October 17, 2000, our Board of Directors approved a plan to repurchase, from time to time in the open market or through negotiated transactions, shares of our common stock at an aggregate purchase price of up to $2,000,000. This program is an extension of the $4,000,000 stock repurchase plan we initiated on October 20, 1999, and extended on April 26, 2000. Any open market purchases will be at prevailing market prices. The timing of any repurchases will depend on market conditions, market price and management's assessment of our liquidity and cash flow needs. Any repurchased shares will be added to our treasury shares and may be used for our stock plans and other corporate purposes. The funds required for the repurchases will be provided from our current cash balances, operating cash flow or our credit facility. No shares were repurchased during fiscal 2002 or 2003. During fiscal 2001, we repurchased 232,807 shares of treasury stock under the repurchase program at a cost of approximately $1,641,000. During fiscal 2003, 2002 and 2001, 66,260, 145,751 and 176,888 shares of treasury stock, respectively, were reissued to our employee stock purchase program.

NOTE 5 – CREDIT ARRANGEMENTS

On June 26, 2003, we amended our committed secured revolving credit facility ("credit facility") with certain financial institutions. The amendment to the credit facility extended the expiration of the agreement from June 27, 2004, to November 30, 2006, and reduced the

NOTE 5 – CREDIT ARRANGEMENTS (continued)

facility from $80,000,000 to $60,000,000. Of this amount, $10,000,000 is a sub-limit of the credit facility ("swing line") which may be used for same day advances to be provided solely by the administrative agent (a financial institution) of the credit facility. Both the credit facility and swing line bear interest at variable rates with short-term durations. The credit facility may be used for borrowings and letters of credit. The credit facility is secured by essentially all our assets and the assets of our subsidiaries and requires the maintenance of certain financial covenants which, if not met, could adversely impact our liquidity. Our amended credit facility permits the payment of dividends and does not require us to enter into an interest rate swap agreement against the borrowings under the credit facility. The credit facility also includes a commitment fee based on certain financial performance objectives ranging from 25 to 37.5 basis points on the unused balance. Principal payments on the credit facility are due on the expiration date. At June 30, 2003 and 2002, we had borrowings under the credit facility of $30,000,000, bearing interest at 5.60%. At June 30, 2003 and 2002, we had no borrowings under the swing line. Given that such lines of credit bear interest at floating market interest rates, the fair value of amounts borrowed approximate carrying value.

At June 30, 2003 and 2002, we had outstanding letters of credit under the credit facility of $7,352,000 and $8,126,000, respectively, which were used in conjunction with merchandise procurement.

We also have a Canadian line of credit for approximately $738,000 secured by a letter of credit from a U.S. bank. At June 30, 2003 and 2002, there were no borrowings under this line of credit.

We are subject to interest rate risk on our long-term debt. We manage our exposure to changes in interest rates. We hedged our exposure to changes in interest rates on a portion of our variable debt by entering into an interest rate swap agreement to lock in a fixed interest rate for a portion of these borrowings. On July 1, 2001, we entered into a three-year interest rate swap agreement with the administrative agent of our credit facility, which expires on June 27, 2004, converting $30,000,000 of outstanding indebtedness from a variable to a fixed interest rate. The average receive rate is based on a 90-day LIBOR rate. At June 30, 2003, the receive and pay rates related to the interest rate swap were 1.29% and 5.60%, respectively. Interest differentials paid or received under the swap agreement are reflected as an adjustment to interest expense when paid. Prior to June 26, 2003, the interest rate swap agreement represented a valid cash flow hedge investment under SFAS No. 133. As such, during fiscal 2003, changes in the fair value of the interest rate swap were recognized in other comprehensive income. The fair value of the swap agreement at June 30, 2003, 2002 and 2001, is approximately ($1,665,000), ($1,700,000) and ($15,000), respectively, and is included in accrued liabilities at June 30, 2003, and other noncurrent liabilities at June 30, 2002 and 2001. At June 30, 2003, 2002 and 2001 the balance in other comprehensive income, related to the swap agreement, was approximately ($1,019,000), ($1,041,000) and ($9,000), respectively. We do not expect the potential impact of market conditions on the fair value of our indebtedness to be material.

In conjunction with the amendment to our credit facility, we discontinued hedge accounting on this swap. We intend to hold the swap until maturity on June 27, 2004. The change in the fair value of the swap agreement and balance in other comprehensive income will be charged to interest expense over the term of the swap.

At June 30, 2003, we had borrowings under our credit lines of $30,000,000 bearing a weighted-average interest rate of 3.09%.

At June 30, 2003, we had credit availability under our credit facility of approximately $21.9 million.

Under the above credit facilities, future payments required for debt maturities will be $30,000,000 in fiscal year 2007.

NOTE 6 – INCOME TAXES

Significant components of our deferred tax assets and liabilities as of June 30, 2003 and 2002, are as follows:

	2003	2002
Deferred tax assets:		
Accounts receivable valuation	**$ 601,000**	$ 539,000
Inventory valuation	**2,399,000**	2,256,000
Interest rate swap	**646,000**	659,000
Other, net	**1,111,000**	752,000
Total deferred tax assets	**4,757,000**	4,206,000
Deferred tax liabilities:		
Goodwill and other intangibles	**(950,000)**	(1,038,000)
Depreciation	**(826,000)**	(269,000)
Total deferred tax liabilities	**(1,776,000)**	(1,307,000)
Net deferred tax asset	**$ 2,981,000**	$ 2,899,000

Significant components of the provision (benefit) for income taxes are as follows:

	2003	2002	2001
Current:			
Federal	**$ 4,189,000**	$ 4,215,000	$ 2,918,000
Foreign	**53,000**	(88,000)	12,000
State and local	**406,000**	271,000	254,000
	4,648,000	4,398,000	3,184,000
Deferred:			
Federal	**249,000**	(369,000)	(333,000)
State and local	**25,000**	(19,000)	(27,000)
	274,000	(388,000)	(360,000)
Income tax provision	**$ 4,922,000**	$ 4,010,000	$ 2,824,000

The following table reconciles the statutory federal income tax rate to the effective income tax rate:

	2003	2002	2001
Statutory rate	**34.0%**	34.0%	34.0%
State and local taxes, net of federal income tax benefit	**3.5%**	2.5%	2.1%
Other, net	**1.4%**	2.4%	2.8%
	38.9%	38.9%	38.9%

NOTE 7 – COMMITMENTS

We lease property, which includes office, manufacturing and warehouse facilities, under operating leases expiring through the year 2010 with varying renewal and escalation clauses. Rental expense for fiscal 2003, 2002 and 2001, totaled $2,165,000, $2,251,000 and $2,199,000, respectively.

We have entered into licensing agreements with other companies for the purpose of using their trademarks on our products. Royalty expense related thereto for fiscal 2003, 2002 and 2001, totaled $1,821,000, $1,960,000 and $984,000, respectively.

Future minimum rental and royalty commitments as of June 30, 2003, are as follows:

Fiscal Year	Amount
2004	$ 2,532,000
2005	1,370,000
2006	1,162,000
2007	833,000
2008	700,000
Thereafter	1,049,000
	$ 7,646,000

NOTE 8 – GOODWILL AND INTANGIBLE ASSETS

Effective July 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets." This Statement changed the accounting for goodwill and indefinite-lived intangible assets from an amortization approach to an impairment-only approach. The SFAS No. 142 goodwill impairment model is a two-step process. The first step compares the fair value of a reporting unit that has goodwill assigned to its carrying value. We estimated the fair value of a reporting unit using a discounted cash flow analysis. If the fair value of the reporting unit is determined to be less than its carrying value, a second step is performed to compute the amount of goodwill impairment, if any. Step two allocates the fair value of the reporting unit to the reporting unit's net assets other than goodwill. The excess of the fair value of the reporting unit over the amounts assigned to its net assets other than goodwill is considered the implied fair value of the reporting unit's goodwill. The implied fair value of the reporting unit's goodwill is then compared to the carrying value of its goodwill. Any shortfall represents the amount of goodwill impairment.

Using the SFAS No. 142 approach described above, we recorded a transitional goodwill impairment charge during the first quarter of fiscal 2003 of $950,000 ($581,000, net of tax), presented as a cumulative effect of accounting change. This charge related to our women's accessories segment of products.

Pursuant to SFAS No. 142, goodwill and indefinite-lived intangible assets must be tested for impairment annually at the same time every year, and in between annual testing dates if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying value. In conjunction with the adoption of SFAS No. 142, we reassessed the useful lives and the classification of our finite-lived acquired intangible assets and determined that no revisions were necessary.

The following table illustrates the gross carrying amount and accumulated amortization of our acquired intangible assets as of June 30, 2003, compared to the previous year (in thousands):

	2003	2002
Amortized intangible assets (various, principally tradenames):		
Gross carrying amount	**$ 8,774**	$ 8,774
Accumulated amortization	**(3,874)**	(3,371)
Net amortized intangible assets	**$ 4,900**	$ 5,403

NOTE 8 – GOODWILL AND INTANGIBLE ASSETS (continued)

Amortization expense for acquired finite-lived intangible assets during the year ended June 30, 2003, was $503,000. The following table illustrates our estimated amortization expense through June 30, 2008:

Estimated amortization expense:

Fiscal year ending 6/30/04	$ 394,000
Fiscal year ending 6/30/05	$ 361,000
Fiscal year ending 6/30/06	$ 361,000
Fiscal year ending 6/30/07	$ 361,000
Fiscal year ending 6/30/08	$ 361,000

The following table reconciles net income, earnings per common share and earnings per share–assuming dilution, adjusted to exclude amortization expense recognized in such periods related to goodwill (dollars in thousands, except per share amounts):

	Year Ended June 30,		
	2003	2002	2001
Reported net income before cumulative effect of accounting change	**$ 7,717**	$ 6,293	$ 4,440
Add back after-tax amounts:			
Goodwill amortization	**-**	622	570
Adjusted net income before cumulative effect of accounting change	**$ 7,717**	$ 6,915	$ 5,010
Earnings per common share before cumulative effect of accounting change:			
Reported net income	**$ 1.30**	$ 1.09	$ .79
Goodwill amortization	**-**	.11	.10
Adjusted basic earnings per common share before cumulative effect of accounting change	**$ 1.30**	$ 1.20	$ .89
Earnings per share–assuming dilution before cumulative effect of accounting change:			
Reported net income	**$ 1.28**	$ 1.08	$ .79
Goodwill amortization	**-**	.11	.10
Adjusted earnings per share–assuming dilution before cumulative effect of accounting change	**$ 1.28**	$ 1.19	$ .89

The following table illustrates the changes in the carrying amount of goodwill by reportable segment for the year ended June 30, 2003:

	June 30, 2002	Impairment Losses	Other (1)	June 30, 2003
Men's accessories	$ 9,733	$ -	$ 124	$ 9,857
Women's accessories	2,734	(950)	-	1,784
Total	$ 12,467	$ (950)	$ 124	$ 11,641

(1) Difference due to foreign currency translation adjustments.

NOTE 9 – STOCK OPTIONS

Employee Stock Options

We have adopted various stock option incentive plans for officers and key management employees. All options are granted at the market price as of the date of grant and have a contractual life of ten years. Options are generally exercisable annually at a rate of 33% per year beginning one year after the grant date. The following table reflects the employee stock option transactions from June 30, 2000, to June 30, 2003:

	Number of Shares	Weighted-Average Exercise Price
Outstanding at June 30, 2000	601,954	$ 13.96
Options granted	169,500	$ 8.38
Options exercised	(15,526)	$ 2.74
Options canceled or expired	-	$ -
Outstanding at June 30, 2001	755,928	$ 12.94
Options granted	180,000	$ 5.63
Options exercised	(12,958)	$ 8.70
Options canceled or expired	(80,956)	$ 11.13
Outstanding at June 30, 2002	842,014	$ 11.62
Options granted	179,000	$ 11.67
Options exercised	(44,587)	$ 7.68
Options canceled or expired	(97,900)	$ 15.02
Outstanding at June 30, 2003	878,527	$ 11.40
Exercisable at June 30, 2003	548,544	$ 12.80

The following table segregates outstanding options into groups based on price ranges of less than and more than $10 per share as of June 30, 2003:

	$6.38–$9.25	$12.31–$19.75
All outstanding options:		
Number of shares	381,780	496,747
Weighted-average exercise price	$7.03	$14.76
Weighted-average remaining contractual life	7.3 years	7.0 years
Exercisable options:		
Number of shares	218,294	330,250
Weighted-average exercise price	$7.48	$16.32

Non-Employee Director Stock Plans

In fiscal 1995, our stockholders adopted the Tandy Brands Accessories, Inc. 1995 Stock Deferral Plan for Non-Employee Directors (the "Deferral Plan"). The Deferral Plan was established to provide non-employee directors an equity interest in the Company in order to attract and retain well-qualified individuals to serve as non-employee directors and to enhance the identity of interests between the non-employee directors and our stockholders. The Deferral Plan provides the directors with an election to defer the receipt of their annual and committee chair retainer fees until a future date determined by each director. The payment of such fees will be in the form of shares of our common stock. All amounts deferred are credited to a bookkeeping reserve account we maintain in units which are equivalent in value to our common stock. The units representing shares are calculated by dividing the deferred cash amount by the average closing price of the stock for each day of the period during which such cash amount would have been paid but for the deferral election. We record compensation expense for the amount of the directors' retainer fees. We benefit from cash retained when directors elect to defer their retainer fees and receive stock. The Deferral Plan provides for the granting of up to 50,000 shares of our common

NOTE 9 – STOCK OPTIONS (continued)

stock to non-employee directors. The Deferral Plan became active in May 1996. During fiscal 2003, 2002 and 2001, there were 3,411, 4,030 and 5,084 units representing shares issued to directors, respectively. Amounts recorded as compensation expense related to the Deferral Plan for fiscal 2003, 2002 and 2001, were $34,150, $31,470 and $30,080, respectively.

We offer other stock incentive plans for non-employee directors. In conjunction with these plans, options to purchase 129,473 shares of our common stock were outstanding as of June 30, 2003. The options range in price from $6.09 to $19.00 and are generally exercisable beginning one year after the grant date. During fiscal 2003, 2002 and 2001, options totaling 2,585, 3,289 and 4,112 were exercised, respectively.

Omnibus Plan

The Tandy Brands Accessories, Inc. 2002 Omnibus Plan (the "Omnibus Plan") was approved by our stockholders on October 16, 2002. The purpose of the Omnibus Plan is to attract and retain the services of key management employees and Board members through the granting of incentive stock options, non-qualified stock options, performance units, stock appreciation rights or restricted stock. All grants under the Omnibus Plan have a maximum contractual life of ten years. Any grants under the Omnibus Plan will be made at the fair market value of our common stock and specific vesting terms will be addressed in each award. All shares available for grant under our prior option plans on October 16, 2002, were transferred to the Omnibus Plan and are authorized and reserved for issuance under the Omnibus Plan. All shares of common stock presently authorized and reserved for issuance on the exercise of outstanding stock options under our prior stock option plans will, on the cancellation or expiration of any such stock options, automatically be authorized and reserved for issuance in connection with the Omnibus Plan.

The Omnibus Plan provides that, when a non-employee director is first elected or appointed to the Board, he or she will be granted a non-qualified stock option to purchase 5,000 shares of our common stock or, if the Board so elects, an alternative form of award (other than an incentive stock option) with a value substantially equivalent to the value of such non-qualified stock option. The Omnibus Plan also provides that concurrently with each regular annual election of the Board of Directors, each continuing non-employee director will receive a non-qualified stock option to purchase 2,500 shares of our common stock and our Chairman will receive a non-qualified stock option to purchase 4,425 shares of our common stock. If the Board so elects, non-employee directors and our Chairman may receive an alternative form of award (other than an incentive stock option) with a value substantially equivalent to the value of a non-qualified stock option to purchase 2,500 and 4,425 shares of our common stock, respectively.

At June 30, 2003 and 2002, the number of shares available for grant under our Omnibus Plan or prior stock option plans was 514,840 and 645,117, respectively.

At June 30, 2003, we had 1,879,469 shares reserved for future issuance.

NOTE 10 – EMPLOYEE BENEFIT PLANS

The Tandy Brands Accessories, Inc. Employees Investment Plan (the "401(k) Plan") is open to substantially all full-time employees who have completed one year of service. Under the 401(k) Plan, an eligible employee may contribute up to 10% of their annual compensation to the 401(k) Plan on a pre-tax basis. We, at our discretion, match 100% of employee contributions up to 5% of their compensation. The 401(k) Plan allows participant investment direction of both employee and matching employer contributions from a variety of investment alternatives, one of which is our common stock. All contributions made to the 401(k) Plan prior to July 1, 2001, are fully vested and are held in a fund invested primarily in our common stock.

The Tandy Brands Accessories, Inc. Stock Purchase Program (the "Program") is open to all full-time employees who are enrolled in the 401(k) Plan. Under the Program, participants may contribute 5% or 10% of their earnings, and we match 25% or 50% of each participant's contribution depending on their length of employment. The Program purchases treasury stock, if available (see Note 4), or unissued common stock directly from the Company at monthly average market prices. The participant's shares are fully vested upon purchase, the employee may withdraw at any time and the shares purchased under the Program are distributed to participants annually.

Our total contributions to these plans were approximately $1,211,000, $917,000 and $921,000 in fiscal 2003, 2002 and 2001, respectively.

On January 1, 2003, we adopted the Tandy Brands Accessories, Inc. Supplemental Executive Retirement Plan (the "SERP") for certain executive officers. The SERP provides that upon retirement a participant will receive annual benefits (or a discounted lump-sum at the time of retirement in lieu of annual benefits) which, when added to Social Security retirement benefits, generally equal the participant's target percentage of 60% of the average of the highest annual salary and bonus for three complete fiscal years over the last ten fiscal years of the participant's employment. If the participant retires before the age of 65, the benefit is reduced by 5% for each year the participant's

NOTE 10 – EMPLOYEE BENEFIT PLANS (continued)

age is less than 65. For the year ended June 30, 2003, we recorded expenses related to the SERP of approximately $151,000. This plan is not funded and therefore has no plan assets.

Measurement of obligations for the SERP is calculated as of each fiscal year-end. The discount rate used to determine the actuarial present value of the projected benefit obligation under the SERP was 7.5% as of June 30, 2003. The assumed weighted-average rate increase in future compensation levels under the SERP was 4.0%.

The following table provides a reconciliation of benefit obligations and funded status of the SERP as of June 30, 2003 (in thousands):

	2003
Change in projected benefit obligation:	
Projected benefit obligation, beginning of year	$ -
Service cost	7
Interest cost	74
Initiation of plan	2,053
Projected benefit obligation, end of year	$ 2,134
Reconciliation of funded status:	
Funded status	$ (2,134)
Unrecognized prior service cost	1,983
Accrued benefit liability	$ (151)
Amounts recognized in the balance sheet:	
Accrued benefit liability	$ (1,607)
Intangible asset	1,456
Net amount recognized	$ (151)
Components of net periodic benefit cost:	
Service cost	$ 7
Interest cost	74
Amortization of prior service cost	70
	$ 151

NOTE 11 – PREFERRED STOCK AND PREFERRED SHARE PURCHASE RIGHTS

Preferred Stock

Our Board of Directors is authorized to approve the issuance of preferred stock without further stockholder approval. The Board of Directors is also authorized to determine, without any further action by the holders of our common stock, the dividend rights, dividend rate, conversion or exchange rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms of any series of preferred stock, the number of shares constituting any series of preferred stock and the designation thereof. No shares of preferred stock have been issued. In connection with the adoption of our Preferred Share Purchase Rights Plan (the "Rights Plan"), we have designated and reserved for issuance upon exercise of such rights 150,000 shares of Series A Junior Participating Cumulative Preferred Stock.

Should the Board of Directors elect to exercise its authority to issue any additional series of preferred stock, the rights, preferences and privileges of holders of our common stock would be made subject to the rights, preferences and privileges of such additional series.

Preferred Share Purchase Rights

Prior to the spin-off of the Company, our Board of Directors authorized the Rights Plan. In conjunction with the spin-off, each share of our common stock was distributed with one preferred share purchase right (collectively, the "Rights"), which entitles the registered holder

NOTE 11 – PREFERRED STOCK AND PREFERRED SHARE PURCHASE RIGHTS (continued)

to purchase from the Company one one-hundredth (1/100) of a share of Series A Junior Participating Cumulative Preferred Stock at a price of $36 per one one-hundredth (1/100) of a share, subject to adjustment. The Rights Plan is designed to deter coercive or unfair takeover tactics and to prevent an acquirer from gaining control of the Company without offering a fair price to all of our stockholders. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by our Board of Directors, except pursuant to an offer conditioned upon a substantial number of Rights being acquired. The description and terms of the Rights are set forth in a Rights Agreement between the Company and BankBoston N.A., as Rights Agent.

On November 2, 1999, our Board of Directors renewed the Rights Plan. The amended and restated Rights Plan was adopted in the normal course of updating and extending the predecessor stockholder Rights Plan, which was scheduled to expire on December 31, 2000, and not in response to any acquisition proposal. The expiration date of the Rights Plan was extended to October 19, 2009. The amended and restated Rights Plan was altered to reflect prevailing stockholder Rights Plan terms, such as lowering the share ownership level which triggers the exercise of the Rights and eliminating the continuing director provision. The amended and restated Rights Plan provides for an increase in the exercise price of the Rights under the Rights Plan from $36.00 to $70.00.

NOTE 12 – DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION

We sell our products to a variety of retail outlets, including mass merchants, national chain stores, major department stores, men's and women's specialty stores, catalog retailers, grocery stores, drug stores, golf pro shops, sporting goods stores and the retail exchange operations of the United States military. Our company and our corresponding customer relationships are organized along men's and women's product lines. As a result, we have two reportable segments: (1) men's accessories, consisting of belts, wallets, suspenders and other small leather goods and (2) women's accessories, consisting of belts, wallets, handbags, socks, scarves, hats and hair accessories. General corporate expenses are allocated to each segment based on the respective segment's asset base. Depreciation and amortization expense related to assets recorded on our corporate accounting records are allocated to each segment as described above. Management measures profit or loss on each segment based upon income or loss before taxes utilizing the accounting policies consistent in all material respects with those described in Note 1. No inter-segment revenue is recorded.

NOTE 12 – DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION (continued)

Information regarding operations and assets by segment are as follows:

	Year Ended June 30,		
	2003	2002	2001
Revenue from external customers:			
Men's accessories	**$ 108,816**	$ 107,525	$ 110,102
Women's accessories	**115,671**	98,244	85,691
	$ 224,487	$ 205,769	$ 195,793
Operating income/(loss) (1):			
Men's accessories	**$ 8,500**	$ 8,528	$ 11,336
Women's accessories	**6,871**	4,857	(551)
	$ 15,371	$ 13,385	$ 10,785
Interest expense	**(2,833)**	(3,152)	(3,584)
Other income (2)	**101**	70	63
Income before income taxes and cumulative effect of accounting change	**$ 12,639**	$ 10,303	$ 7,264
Depreciation and amortization expense:			
Men's accessories	**$ 2,351**	$ 3,382	$ 3,170
Women's accessories	**1,916**	1,999	2,054
	$ 4,267	$ 5,381	$ 5,224
Capital expenditures:			
Men's accessories	**$ 331**	$ 274	$ 909
Women's accessories	**335**	1,596	839
Corporate	**1,778**	1,120	2,386
	$ 2,444	$ 2,990	$ 4,134
Total assets:			
Men's accessories	**$ 71,275**	$ 65,201	$ 70,464
Women's accessories	**55,997**	46,157	50,388
Corporate	**19,258**	21,420	16,132
	$ 146,530	$ 132,778	$ 136,984

(1) Operating income/(loss) consists of net sales less cost of sales and specifically identifiable selling, general and administrative expenses.
(2) Other income includes royalty income on corporate tradenames and other income not specifically identifiable to a segment.

NOTE 13 – RELATED PARTY TRANSACTIONS

During fiscal 2003, 2002 and 2001, we purchased inventory of approximately $51,993,000, $35,221,000 and $47,798,000, respectively, from a supplier who is a principal stockholder of the Company. The merchandise is purchased at amounts which we believe approximate fair market value. Although the potential exposure for product flow interruption may be significant in the event of loss of such supplier, this exposure is mitigated because the inventory may be purchased from various other sources.

NOTE 14 – SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The summarized quarterly financial data (in thousands, except per share amounts) for the two years ended June 30, 2003, is set forth below:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2003				
Net sales	$ 60,028	$ 66,222	$ 47,011	$ 51,226
Gross margin	20,785	23,229	16,512	17,562
Income before income taxes and cumulative effect of accounting change	3,922	5,935	1,694	1,088
Net income before cumulative effect of accounting change	$ 2,395	$ 3,627	$ 1,032	$ 663
Cumulative effect of accounting change for SFAS No. 142, net of income taxes	(581)	-	-	-
Net income	$ 1,814	$ 3,627	$ 1,032	$ 663
Earnings per common share:				
Before cumulative effect of accounting change	$ .41	$ .61	$ .17	$ .11
Cumulative effect of accounting change	(.10)	-	-	-
	$ .31	$ .61	$ .17	$ .11
Earnings per common share–assuming dilution:				
Before cumulative effect of accounting change	$ .40	$ .60	$ .17	$ .11
Cumulative effect of accounting change	(.10)	-	-	-
	$ .30	$ .60	$ .17	$ .11

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2002				
Net sales	$ 54,106	$ 60,607	$ 46,629	$ 44,427
Gross margin	19,033	21,216	16,275	15,539
Income before income taxes	3,567	5,224	984	528
Net income	2,182	3,191	598	322
Earnings per common share	$ .38	$ .55	$ .10	$ .06
Earnings per common share–assuming dilution	$ .38	$ .55	$ .10	$ .05

Report of Independent Auditors

TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES

To the Board of Directors and Shareholders of Tandy Brands Accessories, Inc.

We have audited the accompanying consolidated balance sheets of Tandy Brands Accessories, Inc. and subsidiaries as of June 30, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tandy Brands Accessories, Inc. and subsidiaries at June 30, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States.

As described in Note 1 to the consolidated financial statements, effective July 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

Ernst & Young LLP

Fort Worth, Texas
July 30, 2003

Report of Management

TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES

TO OUR SHAREHOLDERS:

Management is responsible for the preparation and the integrity of the accompanying consolidated financial statements and related notes, which have been prepared in accordance with accounting principles generally accepted in the United States and include amounts based upon our estimates and judgments, as required. The consolidated financial statements have been audited by Ernst & Young LLP, independent auditors. In connection with their audits we have made available to Ernst & Young LLP all financial records and related data. The accompanying independent auditors' report expresses an independent professional opinion on the fairness of presentation of management's financial statements.

Management maintains a system of internal controls over financial reporting. We believe this system provides reasonable assurance that transactions are properly recorded and reported in the financial statements, that assets are properly safeguarded and accounted for, and records are maintained so as to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States.

The Board of Directors, through the activities of its Audit and Finance Committee consisting solely of independent directors, provides oversight of the process of reporting financial information. The Committee meets periodically with management and the Company's independent and internal auditors to review internal accounting controls, audit results, financial reporting, and accounting principles and practices. Both the Company's independent and internal auditors have full and free access to the Audit Committee, with and without management present.

J.S.B. Jenkins
President and Chief Executive Officer

Mark J. Flaherty
Chief Financial Officer

GENERAL

Tandy Brands Accessories, Inc. is a leading designer, manufacturer and marketer of branded men's, women's and children's accessories, including belts and small leather goods such as wallets. Our product line also includes handbags, socks, scarves, gloves, hats, hair accessories, suspenders, cold weather accessories and sporting goods accessories. Our merchandise is marketed under a broad portfolio of nationally recognized licensed and proprietary brand names, including DOCKERS®, LEVI'S®, JONES NEW YORK®, PERRY ELLIS PORTFOLIO®, PERRY ELLIS AMERICA®, ROLFS®, HAGGAR®, WOOLRICH®, JORDACHE®, BUGLE BOY®, CANTERBURY®, PRINCE GARDNER®, PRINCESS GARDNER®, AMITY®, DON LOPER®, ACCESSORY DESIGN GROUP® and TIGER®, as well as private brands for major retail customers. We sell our products through all major retail distribution channels throughout the United States and Canada, including mass merchants, national chain stores, department stores, men's and women's specialty stores, catalogs, grocery stores, drug stores, golf pro shops, sporting goods stores and the retail exchange operations of the United States military.

On May 13, 2003, we signed an exclusive licensing agreement with Levi Strauss & Co. to produce cold weather accessories, headwear and scarves under the DOCKERS® name. We expect to begin shipping products in June 2004.

We seek increased accessory sales and earnings through a variety of means, including increased sales through our current operating units as well as growth through acquisitions of similar businesses. See Note 2 to our consolidated financial statements.

On August 12, 2003, our Board of Directors declared the Company's first quarterly dividend. The dividend of $0.025 per share will be payable to shareholders of record as of September 30, 2003. The payment of the dividend will occur on October 21, 2003.

Sales and gross margin data from our segments for fiscal 2003 compared to the previous two fiscal years were as follows:

	Year Ended June 30,		
	2003	2002	2001
	(Dollars in thousands)		
Net sales:			
Men's accessories	**$ 108,816**	$ 107,525	$ 110,102
Women's accessories	**115,671**	98,244	85,691
Total net sales	**$ 224,487**	$ 205,769	$ 195,793
Gross margin:			
Men's accessories	**$ 41,409**	$ 40,236	$ 41,915
Women's accessories	**36,679**	31,827	23,846
Total gross margin	**$ 78,088**	$ 72,063	$ 65,761
Gross margin as a percentage of sales:			
Men's accessories	**38.1%**	37.4%	38.1%
Women's accessories	**31.7%**	32.4%	27.8%
Total	**34.8%**	35.0%	33.6%

See Note 12 to our consolidated financial statements for certain other financial information regarding our men's and women's accessories segments.

FISCAL 2003 COMPARED TO FISCAL 2002

Net Sales

Net sales increased $18.7 million, or 9.1%, in fiscal 2003 compared to fiscal 2002. The overall increase was attributable to higher sales volume in existing women's product lines. Net sales of men's accessories increased $1.3 million, or 1.2%, in fiscal 2003 compared to fiscal 2002. This sales increase was attributable to higher men's mass merchant accessories sales during the first two quarters of fiscal 2003. Net sales of women's accessories increased $17.4 million, or 17.7%, in fiscal 2003 compared to fiscal 2002. During fiscal 2003, results were particularly strong in our women's department store business with small leather goods and branded belts, such as

LEVI'S®, DOCKERS®, and our ROLFS® handbags selling well. Women's mass merchant accessories generated especially strong results through the sale of handbags, socks, fashion hosiery and other accessories that successfully reflected the latest fashion trends. Due to the continued fashion trend in women's belts, the women's mass merchant accessory division accounted for $11.5 million of the $17.4 million overall increase in women's accessories net sales.

Gross Margin

Gross margins increased $6.0 million, or 8.4%, in fiscal 2003 as compared to fiscal 2002. As a percentage of sales, gross margins decreased 0.2% in fiscal 2003 compared to fiscal 2002. Men's gross margins increased $1.2 million, or 2.9%, in fiscal 2003 as compared to fiscal 2002. Women's gross margins increased $4.8 million, or 15.2%, in fiscal 2003 as compared to fiscal 2002. As a percentage of sales, men's gross margins increased 0.7% in fiscal 2003 as compared to fiscal 2002. This improvement was due to an increase in the higher margin department store sales of men's small leather goods and belts compared to the same period last year. Women's gross margins as a percentage of sales decreased 0.7% in fiscal 2003 as compared to fiscal 2002. The decrease was due to a greater sales mix weighted towards women's mass merchant accessories during fiscal 2003, higher than anticipated customer allowances and direct sales shipments of women's accessories to Payless ShoeSource, which have lower than average gross margins.

Operating Expenses

Selling, general and administrative expenses increased $5.2 million, or 9.7%, in fiscal 2003 as compared to fiscal 2002. The increase *resulted primarily from nonrecurring costs associated with the implementation of distribution software in our Dallas, Texas, distribution* center totaling $290,000 and higher compensation expenses, including severance costs totaling $430,000 and management bonus expenses which exceeded that of the prior year by $482,000. Other expense increases were variable costs related to increased sales during fiscal 2003, as compared to the prior year.

Interest expense for fiscal 2003 decreased $0.3 million as compared to fiscal 2002. The decrease is primarily related to lower interest rates as well as lower debt levels compared to the same period in the prior year.

Depreciation and amortization expenses as a percentage of net sales for fiscal 2003 decreased 0.7% compared to fiscal 2002. We attribute this decrease primarily to the adoption of SFAS No. 142 "Goodwill and Other Intangible Assets," in which goodwill is no longer amortized. See Note 8 to our consolidated financial statements. Goodwill amortization expense for the same period in the prior year was approximately $1,000,000.

The effective tax rate for fiscal 2003 was 38.9%, which was consistent with the same period in the prior fiscal year.

Net income for fiscal 2003 increased 13.4% to $7.1 million, or $1.18 per diluted share, compared to net income of $6.3 million, or $1.08 per diluted share, for fiscal 2002. Net income, before the cumulative effect of accounting change resulting from the adoption of SFAS No. 142, for fiscal 2003 increased 22.6% to $7.7 million, or $1.28 per diluted share, compared to net income of $6.3 million, or $1.08 per diluted share, for fiscal 2002. The increase in fiscal 2003 net income was primarily due to the overall increase in women's accessories net sales.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." Under the new rules, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed annually for impairment. Separable intangible assets that do not have an indefinite life will continue to be amortized over their useful lives.

The adoption of SFAS No. 142 is considered a change in accounting principle and the cumulative effect of adopting this standard resulted in a non-cash after-tax charge in the first quarter of fiscal 2003 of $581,000, or $(0.10) per diluted share. This amount does not affect our on-going operations. The adoption of SFAS No. 142 will result in an annual reduction in amortization expense of approximately $1 million.

FISCAL 2002 COMPARED TO FISCAL 2001

Net Sales

Net sales increased $10.0 million, or 5.1%, in fiscal 2002 as compared to fiscal 2001. The overall increase was attributable to higher sales volume in existing women's product lines. Net sales of men's accessories decreased $2.6 million, or 2.3%, in fiscal 2002 compared to fiscal 2001. The decrease in men's sales was due to the difficult retail environment experienced during the first quarter of fiscal 2002, resulting in lower than anticipated mass merchant and department store orders. Net sales of women's accessories increased $12.6 million, or 14.7%, in fiscal 2002 as compared to fiscal 2001. The increase was attributable to higher sales volume of women's mass merchant accessories, small leather goods and handbags. Due to the continued fashion trend in women's belts, the women's mass merchant accessory division accounted for $12.3 million of the $12.6 million overall increase in women's accessories net sales.

Gross Margin

Gross margins increased $6.3 million, or 9.6%, in fiscal 2002 as compared to fiscal 2001. As a percentage of sales, gross margins increased 1.4% in fiscal 2002 compared to fiscal 2001. Men's gross margins decreased $1.7 million, or 4.0%, which was offset by an increase in women's gross margins of $8.0 million, or 33.5%, in fiscal 2002 as compared to fiscal 2001. As a percentage of sales, men's gross margins decreased 0.7% in fiscal 2002 as compared to fiscal 2001. The decrease was the result of a greater sales mix of mass merchant sales and increased customer allowances. Women's gross margins as a percentage of sales increased 4.6% in fiscal 2002 as compared to fiscal 2001. The increase was due to margin improvements in our women's mass merchant product sales.

Operating Expenses

Selling, general and administrative expenses increased $3.5 million, or 7.1%, in fiscal 2002. As a percentage of sales, selling, general and administrative expenses increased 0.5%. The increase resulted primarily from the recording of $1.1 million of additional management bonuses as a result of improved financial performance compared to the same period in the prior year.

Interest expense for fiscal 2002 decreased $0.4 million, compared to the same period for the prior year. The decrease is primarily related to lower interest rates as well as lower debt levels compared to the same period of the prior year.

Depreciation and amortization expenses were approximately $5.4 million in fiscal 2002, compared to approximately $5.2 million in fiscal 2001. The increase was primarily attributable to depreciation on capital expenditures related to leasehold improvements and equipment related to our distribution facility in Dallas, Texas, for women's accessories as well as additional computer hardware and software applications.

The effective tax rate for fiscal 2002 was 38.9%, which was consistent with the same period in the prior fiscal year.

Net income for fiscal 2002 increased 41.7% to $6.3 million, or $1.08 per diluted share, compared to net income of $4.4 million, or $0.79 per diluted share, for fiscal 2001. The increase in fiscal 2002 net income was primarily due to the higher margin sales mix of women's accessories.

LIQUIDITY AND CAPITAL RESOURCES

During fiscal 2003, our operating activities used cash of $1,992,000 compared to providing cash of $26.3 million for fiscal 2002. The cash provided from operations during fiscal 2002 was the result of an introduction of improved inventory control measures. The usage of cash during fiscal 2003 was attributable to the timing of women's fall season inventory procurement, higher inventory commitments to support required stock levels for certain key retail customers and accounts receivable related to shipments completed during the fourth quarter of fiscal 2003.

During fiscal 2003, capital expenditures totaled $2.4 million compared to $2.7 million for fiscal 2002. We attribute this decrease to the timing of implementation of additional hardware and software applications during fiscal 2003. We anticipate that our capital expenditures for fiscal 2004 will approximate our capital investments of property and equipment completed during fiscal 2003. We expect to fund such capital commitments through cash flows from operations and drawing on our existing credit facility.

The primary sources of liquidity for our various expenditures have been cash flows from operations and borrowings under bank credit arrangements. We have a $60,000,000 committed secured revolving credit facility which can be used for general corporate purposes, including working capital requirements, acquisition activities and funding of letters of credit. The credit facility is secured by essentially all of our assets and the assets of our subsidiaries and requires the maintenance of certain financial covenants, which if not met, could adversely impact our liquidity. See Note 5 to our consolidated financial statements. We also have a Canadian line of credit for approximately $738,000 secured by a letter of credit from a U.S. bank. As of June 30, 2003, we had credit availability under our credit facilities of approximately $21.9 million.

Under the above credit facilities, future payments required for debt maturities will be $30,000,000 in fiscal year 2007.

On August 12, 2003, our Board of Directors declared the Company's first quarterly dividend. The dividend of $0.025 per share will be payable to shareholders of record as of September 30, 2003. The payment of the dividend will occur on October 21, 2003.

See Note 4 to our consolidated financial statements for a discussion of our stock repurchase program.

We believe we have adequate financial resources and access to sufficient credit facilities to satisfy our future working capital needs.

MARKET RISKS

In addition to interest rate risk on our long-term debt as described in Note 5 of our consolidated financial statements, we are also exposed to market risk with respect to changes in the global price level of certain commodities used in the production of our products. We routinely purchase leather hides during the year for use in the manufacture of men's belts. We also purchase a substantial amount of leather items from third-party suppliers. An unanticipated material increase in the market price of leather could increase the cost of these products to us and therefore have a negative effect on our results of operations.

CONTRACTUAL OBLIGATIONS AND CONTINGENT LIABILITIES AND COMMITMENTS

The following is a summary of our significant contractual cash obligations for the periods indicated that existed as of June 30, 2003, and, except for purchase obligations, is based on information appearing in the notes to our consolidated financial statements (amounts in thousands):

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-Term Debt	$ 30,000	$ -	$ -	$ 30,000	$ -
Interest Swap on Long-Term Debt	1,665	1,665	-	-	-
Operating Leases (1)	6,120	1,525	2,036	1,510	1,049
Payments under Royalty Licenses	1,527	1,007	497	23	-
Purchase Obligations (2)	41,795	41,795	-	-	-
Total Contractual Obligations	$ 81,107	$ 45,992	$ 2,533	$ 31,533	$ 1,049

(1) See Note 7 to our consolidated financial statements for a discussion of our future minimum rental and royalty commitments.

(2) Includes outstanding letters of credit of $7.4 million which primarily represent inventory purchase commitments which typically mature in two to six months.

OFF BALANCE SHEET ARRANGEMENTS

We do not have transactions, arrangements or relationships with "special purpose" entities, and we do not have any off balance sheet debt.

CRITICAL ACCOUNTING POLICIES

The preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States requires the use of estimates that affect the reported value of assets, liabilities, revenues and expenses. These estimates are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for our conclusions. We continually evaluate the information used to make these estimates as the business and economic environment changes. Actual results may differ from these estimates under different assumptions or conditions. The use of estimates is pervasive throughout the consolidated financial statements, but the accounting policies and estimates considered most critical are as follows:

Revenues

We recognize revenue when merchandise is shipped and title to the goods has passed to the customer. We record allowances, including cash discounts, in-store customer allowances, cooperative advertising allowances and customer returns, at the time the revenue is recognized based upon historical experience, current trends in the retail industry and individual customer and product experience.

We perform periodic credit evaluations of our customers' financial conditions and generally do not require collateral. Credit losses have historically been within management's expectations.

Inventories

Inventories are stated at the lower of cost (principally standard cost, which approximates actual cost on a first-in, first-out basis) or market. Cost includes materials, direct and indirect labor and factory overhead. Market, with respect to raw materials, is replacement cost; and for work-in-process and finished goods, it is net realizable value. If circumstances arise in which the market value of items in inventory declines below cost, an inventory markdown would be estimated and charged to expense in the period identified. We closely monitor fashion trend items and anticipate additional inventory markdowns if market indications in fashion trends justify further reserves.

Goodwill

We adopted the provisions of SFAS No. 142, effective July 1, 2002. This Statement changed the accounting for goodwill and indefinite-lived intangible assets from an amortization approach to an impairment-only approach. The SFAS No. 142 goodwill impairment model is a two-step process. The first step compares the fair value of a reporting unit that has goodwill assigned to its carrying value. We estimate the fair value of a reporting unit using discounted cash flow analysis. If the fair value of the reporting unit is determined to be less than its carrying value, a second step is performed to compute the amount of goodwill impairment, if any. Step two allocates the fair value of the reporting unit to the reporting unit's net assets other than goodwill. The excess of the fair value of the reporting unit over the amounts assigned to its net assets other than goodwill is considered the implied fair value of the reporting unit's goodwill. The implied fair value of the reporting unit's goodwill is then compared to the carrying value of its goodwill. Any shortfall represents the amount of goodwill impairment.

We continually evaluate whether events and circumstances have occurred that indicate the remaining balance of goodwill may not be recoverable. In evaluating impairment, we estimate the sum of the expected future cash flows derived from such goodwill. Such evaluations for impairment are significantly impacted by estimates of future revenues, costs and expenses and other factors.

Derivatives

Our risk management policy as it relates to derivative investments is to mitigate, subject to market conditions, against interest rate risk. We do not enter into any derivative investments for the purpose of speculative investment. Our overall risk management philosophy is reevaluated as business conditions arise.

See Note 1 to our consolidated financial statements for a discussion of the impact of recently issued accounting standards.

SEASONALITY

Our quarterly sales and net income results are fairly consistent throughout the fiscal year, with a seasonal increase during the second quarter.

INFLATION

Although our operations are affected by general economic trends, we do not believe that inflation has had a material effect on our operating results during the past three fiscal years.

WEBSITE ACCESS TO COMPANY REPORTS

Our website address is www.tandybrands.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Forms 3, 4 and 5 filed by our officers, directors and stockholders holding 10% or more of our common stock and all amendments to those reports are available free of charge through our website, as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

FORWARD-LOOKING STATEMENTS

This Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this annual report contain forward-looking statements that are based on current expectations, estimates and projections about the industry in which we operate, management's beliefs and assumptions made by management. In addition, other written or oral statements which constitute forward-looking statements may be made by, or on behalf of, the Company. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Selected Financial Data

TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
(Dollars in thousands, except per share amounts)

	Year Ended June 30,				
	2003	2002	2001	2000	1999
Income Statement Data:					
Net sales	**$ 224,487**	$ 205,769	$ 195,793	$ 187,742	$ 177,052
Gross margin	**78,088**	72,063	65,761	66,199	64,347
Operating income	**15,371**	13,385	10,785	15,257	18,538
Interest expense	**2,833**	3,152	3,584	3,236	3,011
Net income before cumulative effect of accounting change	**$ 7,717**	$ 6,293	$ 4,440	$ 8,649	$ 9,717
Cumulative effect of accounting change for SFAS No. 142, net of income taxes	**(581)**	-	-	-	-
Net income (1)	**$ 7,136**	$ 6,293	$ 4,440	$ 8,649	$ 9,717
Earnings per share:					
Before cumulative effect of accounting change	**$ 1.30**	$ 1.09	$ 0.79	$ 1.50	$ 1.70
Cumulative effect of accounting change	**(.10)**	-	-	-	-
	$ 1.20	$ 1.09	$ 0.79	$ 1.50	$ 1.70
Earnings per share–assuming dilution:					
Before cumulative effect of accounting change	**$ 1.28**	$ 1.08	$ 0.79	$ 1.49	$ 1.67
Cumulative effect of accounting change	**(.10)**	-	-	-	-
	$ 1.18	$ 1.08	$ 0.79	$ 1.49	$ 1.67

	June 30,				
	2003	2002	2001	2000	1999
Balance Sheet Data:					
Working capital	**$ 89,131**	$ 78,217	$ 86,383	$ 80,085	$ 80,847
Total assets	**146,530**	132,778	136,984	122,593	120,138
Long-term debt	**30,000**	30,000	47,400	41,075	47,425
Stockholders' equity	**90,054**	80,664	74,135	69,874	62,192

(1) Net income in fiscal 2000 includes the net pre-tax benefit arising from the early terminations of licensing agreements of $1,600,000.

PRICE RANGE OF COMMON STOCK

Quoted by quarter for the two fiscal years ended June 30,

Fiscal 2003	High	Low	Fiscal 2002	High	Low
September	$ 12.24	$ 8.83	September	$ 6.95	$ 5.55
December	$ 9.99	$ 8.15	December	$ 8.05	$ 5.67
March	$ 10.51	$ 9.22	March	$ 9.69	$ 7.05
June	$ 12.50	$ 9.99	June	$ 12.69	$ 9.15

As of August 18, 2003, there were approximately 895 stockholders of record.

DIRECTORS

Dr. James F. Gaertner
Chairman of the Board
President
Sam Houston State University

J.S.B. Jenkins
President and Chief Executive Officer
Tandy Brands Accessories, Inc.

C.A. Rundell, Jr.
Private Investor

Gene Stallings
Collegiate and Professional Football Coach,
Rancher, Author and Private Investor

Colombe M. Nicholas
Private Investor

Roger R. Hemminghaus
Chairman Emeritus
Ultramar Diamond Shamrock

OFFICERS

J.S.B. Jenkins
President and Chief Executive Officer

Stanley T. Ninemire
Executive Vice President

Mark J. Flaherty
Chief Financial Officer

W. Mike Baggett
Secretary

CORPORATE DATA

Corporate Offices
690 East Lamar Boulevard
Suite 200
Arlington, Texas 76011
817-548-0090
www.tandybrands.com

Annual Meeting
10:00 a.m., October 15, 2003
Yoakum Community Center
105 Huck Street
Yoakum, Texas 77995

Common Stock Transfer Agent and Registrar
EquiServe
www.equiserve.com
781-575-3120

Corporate Counsel
Winstead Sechrest & Minick P.C.

The Company's common stock is traded on the NASDAQ National Market System under the trading symbol TBAC.

The Company's Form 10-K Report for the year ended June 30, 2003, as filed with the Securities and Exchange Commission, is available without charge upon request to Mark J. Flaherty at the address of the Corporate Offices.


LAND OF
LEATHER
YOAKUM

TANDY·BRANDS
ACCESSORIES, INC.
690 East Lamar Boulevard
Suite 200
Arlington, Texas 76011
817-548-0090
www.tandybrands.com

TBAC-AR-03